November 20, 2024

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:

Re:	Blue Dolphin Energy Company Form 10-K for the Fiscal Year ended December 31, 2023 Filed April 1, 2024 File No. 001-15905

Dear Mr. Cannarella and Ms. Gallagher:

This letter is in response to your letter dated November 8, 2024, to Blue Dolphin Energy Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of Operation, page 39

1.

We note that you disclose the measures of gross profit, refinery operations gross profit, and tolling and terminaling gross profit on pages 40, 41 and 42, although each measure appears to exclude depreciation and amortization, and would therefore generally be considered incomplete in terms of GAAP.

We regard the term gross profit as synonymous with gross margin, which is a defined term in the FASB Master Glossary. If you wish to retain these measures, you would need to modify the labels to more clearly convey their nature as non-GAAP measures to comply with Item 10(e)(1)(ii)(E) of Regulation S-K. Please make corresponding label changes in the segment disclosures on page 63 and within earnings releases and investor presentations when disclosing these measures.

Please also address the requirements in Item 10(e)(1)(i) of Regulation S-K to provide a reconciliation to the non-GAAP consolidated measure from the most directly comparable GAAP measure, and to include a discussion and analysis of the most directly comparable GAAP measure, having equal or greater prominence, and to disclose the reasons that you believe the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations.

We believe that you will need to identify the GAAP measure of gross profit, which should reflect all costs of revenues, including the allocable amounts of depreciation and amortization, as the most directly comparable GAAP measure in providing these disclosures. Given the structure of your tabulation on page 40, you may wish to consider a similar approach for the corresponding segment measures.

Response. The Company respectfully acknowledges the Staff’s comments and confirms prospective adherence to Item 10(e)(1)(i) of Regulation S-K. As presented on Exhibit A, we have included the applicable depreciation into the “Cost of goods sold” subtotal. The gross margin has been eliminated from the Results of operations table. In the narrative, we define “Refinery Operations Segment Margin (Deficit)” and “Refining Segment Margin (Deficit) per MBbls.” Further, in Downstream Operations, we present “Refinery operations segment margin (deficit)” and an “Adjusted refinery operations segment margin (deficit).” At the end of the results of operations section of Management’s Discussion and Analysis, we provide a description and a reconciliation of the Non-GAAP Measures.

Please see our Downstream Operations presentation on Exhibit A and the reconciliation to the non-GAAP consolidated measure. With these disclosures, the Company believes it is adhering to Item 10(e)(1)(i) of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page 52

2.

We note that you present incomplete measures of cost of goods sold and gross profit on page 52, as these do not reflect the attributable amounts of depreciation and amortization. However, Item 10(e)(1)(ii)(C) of Regulation S-K generally precludes disclosure of non-GAAP measures on the face of the financial statements.

Please reposition the amount of depreciation and amortization that is attributable to cost of goods sold either to be included within the measure of cost of good sold, or to be presented as a separate line item in advance of, and to be included within, your measure of gross profit. If any other costs that are attributable to cost of good sold have been excluded from this measure, these should be similarly repositioned.

If you present depreciation and amortization or any other amounts that are attributable to cost of good sold separately, please include a parenthetical notation to indicate that your measures of cost of good sold exclude those amounts, consistent with the guidance in SAB Topic 11:B. However, please understand that the accommodation discussed therein does not extend to measures of gross profit.

Response. The Company respectfully acknowledges the Staff’s comments and confirms prospective adherence to Item 10(e)(1)(ii)(C) of Regulation S-K. As presented on Exhibit B, our previously disclosed Gross Margin concepts have been removed from the income statement and will be removed in subsequent disclosures from both the Company’s statements of operations and the Company’s segment disclosures. The Company’s operating costs have also been modified to include “Tolling and Terminaling.” In addition, we have bifurcated Depreciation and Amortization between Cost of Goods Sold and Other Operating components. With the inclusion of “Depreciation and Amortization” the Company believes the presented Cost of Goods Sold is complete in terms of GAAP requirements. The Company, prospectively, will list all other operating costs and illustrate one subtotal of operating costs.

3.

Please submit the revisions that you propose to address the concerns outlined above and confirm that conforming changes will be made in all subsequent disclosures of the measures such as in earnings releases and investor presentations that you publicly release or file on Form 8-K and quarterly financial reports on Form 10-Q.

Response. As requested, the proposed revisions are attached to this letter as Exhibits A and B. The Company confirms that conforming changes will be made in all subsequent disclosures of the measures such as in earnings releases and investor presentations that it publicly releases or files on Form 8-K and quarterly financial reports on Form 10-Q.

Please call the undersigned at 832-474-5461 with any additional comments or questions you may have.

Very truly yours, /s/ Bryce Klug
Bryce Klug Principal Financial Officer

EXHIBIT A

Downstream Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)
Refinery operations revenue	$81,280	$101,598	$239,743	$283,505

Crude oil, fuel use, and chemicals	80,244	87,795	222,176	244,927
Other conversion costs	5,068	4,120	16,299	10,491
Depreciation and amortization	302	303	904	911
Cost of goods sold	85,614	92,218	239,379	256,329

Refinery operations segment margin (deficit)	(4,334)	9,380	364	27,176
Add: depreciation and amortization	302	303	904	911
Adjusted refinery operations segment margin (deficit)	$(4,032)	$9,683	$1,268	$28,087

Sales (MBbls)	1,034	1,081	2,753	3,005

Refining segment margin (deficit) per MBbls	$(4.19)	$8.68	$0.13	$9.04
Adjusted refining segment margin (deficit) per MBbls	$(3.90)	$8.96	$0.46	$9.35

Non-GAAP Reconciliation

Adjusted Refinery Operations Segment Margin (Deficit).  'Adjusted Refinery Operations Segment Margin (Deficit)' is a non-GAAP financial measure used to provide management and investors with (i) important supplemental indicators of the operational performance of our business, (ii) additional criteria for evaluation of our performance relative to our peers, and (iii) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. Adjusted refinery operations segment margin (deficit) has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP or as alternatives to net income (loss), operating income (loss), gross margin, or any other measure of financial performance presented in accordance with GAAP.

We define this financial metric as follows:

Adjusted Refinery Operations Segment Margin (Deficit) – Gross margin plus non-cash depreciation of our downstream assets, plus/minus certain material non-cash and or other items that may not continue at the same level in the future.  The following table presents a reconciliation of the GAAP financial measure of gross margin to adjusted gross margin for each periods indicated (in thousands).

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)

Refinery operations segment margin (deficit)	$(4,334)	$9,380	$364	$27,176
Add: depreciation and amortization	302	303	904	911
Adjusted refinery operations segment margin (deficit)	$(4,032)	$9,683	$1,268	$28,087

EXHIBIT B

Consolidated Statement of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(in thousands, except share and per-share amounts)
REVENUE FROM OPERATIONS
Refinery operations	$81,280	$101,598	$239,743	$283,505
Tolling and terminaling	829	956	3,047	4,588
Total revenue from operations	82,109	102,554	242,790	288,093

COSTS AND EXPENSES
Crude oil, fuel use, and chemicals	80,244	87,795	222,176	244,927
Other conversion costs	4,138	3,190	14,293	8,390
Tolling and terminaling costs	400	403	1,220	1,216
Depreciation and amortization	644	645	1,930	1,937
Total cost of goods sold	85,426	92,033	239,619	256,470
Other Operating costs
LEH operating fee, related party	202	149	628	396
Other operating expenses	177	(65)	457	95
General and administrative expenses	1,041	1,112	3,495	3,230
Depreciation and amortization	61	54	184	157
Impairment of fixed assets	-	324	-	324
Accretion of asset retirement obligations	-	-	-	59
Total cost of operations	86,907	93,607	244,383	260,731

Income (loss) from operations	(4,798)	8,947	(1,593)	27,362

OTHER INCOME (EXPENSE)

Interest and other income	13	30	204	82
Interest and other expense	(1,561)	(1,573)	(4,558)	(4,574)
Total other expense	(1,548)	(1,543)	(4,354)	(4,492)

Income (loss) before income taxes	(6,346)	7,404	(5,947)	22,870

Income tax benefit (expense)	1,346	(339)	1,221	(612)

Net Income (loss)	$(5,000)	$7,065	$(4,726)	$22,258

Income (loss) per common share:
Basic	$(0.34)	$0.47	$(0.32)	$1.49
Diluted	$(0.34)	$0.47	$(0.32)	$1.49

Weighted average number of common shares outstanding:
Basic	14,921,968	14,921,968	14,921,968	14,921,968
Diluted	14,921,968	14,921,968	14,921,968	14,921,968